UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2021

Commission File Number: 001-39131

LIMINAL BIOSCIENCES INC.

(Translation of registrant’s name into English)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A amends the Report of Foreign Private Issuer on Form 6-K filed by Liminal Biosciences Inc. on March 24, 2021 pertaining to the audit report of PricewaterhouseCoopers LLP dated March 24, 2021 on the annual financial statements of the Registrant as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 (the “audit report”), that was furnished as an exhibit on Form 6-K and that was prepared in accordance with applicable requirements including applicable provincial professional requirements in Canada. The audit report contains certain additional information that was not required to be included in the audit report prepared in accordance with applicable U.S. securities law and Public Company Accounting Oversight Board requirements that was filed with the Securities and Exchange Commission as part of the Registrant’s Form 20-F. The footnote explanation did not appear on the HTML version of the audit report filed on Form 6-K on March 24, 2021 and as such, we are filing a Form 6-K/A to update the audit report with the pertinent information.

EXHIBIT LIST

Exhibit	Description
99.1	PricewaterhouseCoopers LLP – Report of independent registered public accounting firm (Amended)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liminal BioSciences Inc.

Date: July 26, 2021	By:	/s/ Bruce Pritchard
		Name	Bruce Pritchard
		Title:	Chief Executive Officer